		Exhibit 12
UNITED STATES CELLULAR CORPORATION RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,
	2013	2012
(Dollars in thousands)
EARNINGS:
Income before income taxes (1)	$18,079	$94,650
Add (deduct):
Equity in earnings of unconsolidated entities	(26,835)	(21,614)
Distributions from unconsolidated entities	5,836	2,822
Amortization of capitalized interest	251	205
Income attributable to noncontrolling interests in subsidiaries
that do not have fixed charges	(5,921)	(6,702)
	$(8,590)	$69,361
Add fixed charges:
Consolidated interest expense (2)	10,910	13,411
Interest portion (1/3) of consolidated rent expense	11,979	11,360
	$14,299	$94,132

FIXED CHARGES:
Consolidated interest expense (2)	$10,910	$13,411
Capitalized interest	4,722	2,423
Interest portion (1/3) of consolidated rent expense	11,979	11,360
	$27,611	$27,194

RATIO OF EARNINGS TO FIXED CHARGES	0.52	3.46

(1)	Includes loss on sale of business and other exit costs, net of $6.9 million in 2013 and gain on sale of business and other exit costs, net of $4.2 million in 2012.

(2)	Interest expense on income tax contingencies is not included in fixed charges.